Exhibit 99.4

CERTIFICATE OF RICHARD S. KUNTER

I, Richard S. Kunter, FAusIMM, CP, MSME, and MMSA QP, do hereby certify that:

1)	I am a Senior Associate of Behre Dolbear & Company, Inc., an independent contractor to the Company. I am not now nor ever have been a full-time employee of the Company.
2)

I am a Chartered Professional Metallurgical Engineer in good standing of the Australasian Institute of Mining and Metallurgy No. 100346 and I am a Qualified Person No. 01217QP of the Mining and Metallurgical Society of America.

3)

I am a metallurgical engineer with over 40 years experience in the mining industry and have been responsible for the preparation and review of technical and/or competent person’s reports, metallurgical and process development programs, statements of metallurgical recovery from mineral resources and other similar reports and studies on various properties domestically and internationally during the past 20 years.

Prior to that I have held operating and technical positions in mining and process industries for Western Mining Corporation in Australia as Research and Process Metallurgist, Newmont Mining as Mill Superintendent at Telfer Gold, Homestake Mining Company as Senior Corporate Metallurgist, Artech Recovery Systems as VP Technical, and Advanced Science as Project Manager, in aggregate covering 20 years.

4)

I am responsible for preparing or supervising the preparation of the scientific and technical information concerning metallurgy and process regarding the Molejón Project disclosed (or incorporated by reference) in technical reports for the Company. This information is contained in parts of sections 1.8, 1.9, 13.0, 17.0, 25.0 and 26.0.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

6)

The estimates of the Company’s recoveries for the Molejó Heap Leach Project disclosed in the technical reports prepared for the Company have been prepared and presented in accordance or in equivalence with the definitions and standards of the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Standards”).

7)	I consent to being referred to as a qualified person in the NI 43-101 report filed for this project.

Dated 1st day of May 2012

“Signed and Sealed”

/s/ Richard S. Kunter
Richard S. Kunter, Ph.D., CP 100346 and QP 01217

Project 12-117 (Petaquilla Molejón)	BEHRE DOLBEAR